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                                                            OMB APPROVAL
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.  5 )*
                                          ----

                     CARACO PHARMACEUTICAL LABORATORIES LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  14075T 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Mr. Dilip S. Shanghvi
                       Sun Pharmaceutical Industries Ltd.
                                     SPARC
                               Akota Road, Akota
                            Vadoadara 390 020 India
                                With a Copy to:
                              David B. Braun, Esq.
                                  Butzel Long
                         150 West Jefferson, Suite 100
                            Detroit, Michigan 48226
                                  313-983-7454
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 1, 2004
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SEC 1746 (11-03)

CUSIP No. 14075T 10 7
--------------------------------------------------------------------------------
1.  Names Of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (Entities Only).

    Sun Pharmaceutical Industries Limited
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)

    (b)

--------------------------------------------------------------------------------
3.  SEC Use Only


--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)

    WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) OR 2(e)

--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization

    India
--------------------------------------------------------------------------------
                7.  Sole Voting Power
  Number of
                    16,868,680
   Shares      -----------------------------------------------------------------
                8.  Shared Voting Power
Beneficially
                    0
Owned by Each  -----------------------------------------------------------------
                9.  Sole Dispositive Power
  Reporting
                    16,868,680
   Person      -----------------------------------------------------------------
               10.  Shared Dispositive Power
    With
                    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,868,680
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     64.18%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1.  Security and Issuer

         This statement relates to the Common Stock, without par value (the "Shares"), of Caraco Pharmaceutical Laboratories Ltd., a Michigan corporation (the "Company"). The principal executive offices of the Company are located at 1150 Elijah McCoy Drive, Detroit, Michigan 48202.

Item 2.  Identity and Background

         (a) This statement is being filed pursuant to Rule 13d-(1)(f) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act") by Sun Pharmaceutical Industries Limited, a corporation organized under the laws of India ("Sun" or the "Reporting Person"). Sun is referred to as a "Reporting Person."

         (b) -- (c) Sun is a corporation organized under the laws of India. Sun is a specialty pharmaceutical company. Sun's business address is Acme Plaza, Andheri Kurla Road, Andheri (E) Mumbai 400059, India.

         Pursuant to Instruction C to Schedule 13D under the Act, the directors and executive officers of Sun and their respective business addresses and present principal occupations are set forth below:

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE DIRECTORS OF
SUN


                      NAME OF THE DIRECTORS                                     ADDRESS                                  POSITION
           SHRI DILIP S. SHANGHVI                          C/o  Sun Pharmaceutical Industries Ltd                The Chairman &
                                                           Acme Plaza, Andheri Kurla Road,                       Managing Director
                                                           Andheri (East),
                                                           MUMBAI -- 400 059.
           SHRI SUDHIR V. VALIA                            C/o  Sun Pharmaceutical Industries Ltd                Whole-time Director
                                                           Acme Plaza, Andheri Kurla Road,
                                                           Andheri (East),
                                                           MUMBAI -- 400 059.
           SHRI SAILESH T. DESAI                           C/o  Sun Pharmaceutical Industries Ltd                Whole-time Director
                                                           402, 4th   Floor, R. K. Centre,
                                                           Fatehgunj Main Road,
                                                           BARODA -- 390 002.
           SHRI S. MOHANCHAND DADHA                        C/o  Sun Pharmaceutical Industries Ltd                Director
                                                           10, Jeypore Nagar,
                                                           CHENNAI - 600 086.
           SHRI HASMUKH S. SHAH                            C/o  Sun Pharmaceutical Industries Ltd                Director
                                                           402, 4th Floor, R. K. Centre,
                                                           Fatehgunj Main Road,
                                                           BARODA -- 390 002.

           SHRI KEKI MINU MISTRY                           C/o  HDFC Limited                                     Director
                                                           Ramon House, 5th Floor,
                                                           H. T. Parekh Marg,
                                                           169, Backbay Reclamation,
                                                           Churchgate, Mumbai -- 400 020.
           SHRI ASHWIN S. DANI                             C/o Asian Paints (India) Ltd.,                        Director
                                                           6-A, SHANTI NAGAR,
                                                           SANTACRUZ (EAST),
                                                           MUMBAI -- 400055

NAMES, BUSINESS ADDRESSES AND PRINCIPAL OCCUPATIONS OF THE EXECUTIVE OFFICERS OF SUN



     Mr.Harin P. Mehta              Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri               Vice
                                    Kurla Road,Andheri (E) Mumbai --  400 059                           President
                                    Maharashtra, India

     Mr.Rakesh Mehta                Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri Kurla         Sr.Vice President
                                    Road,Andheri (E) Mumbai -- 400 059                                  (International
                                    Maharashtra, India                                                  Marketing)

     Mr. Abhay Gandhi               Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri               Sr.Vice
                                    Kurla Road,Andheri  (E) Mumbai -- 400 059                           President
                                    Maharashtra, India                                                  (International
                                                                                                        Marketing)

     Mr. T.K.Roy                    Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri               Sr.Vice
                                    Kurla Road,Andheri (E) Mumbai -- 400 059                            President
                                    Maharashtra, India                                                  (Marketing)

     Mr.Lokesh Sibbal               Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri               Vice President
                                    Kurla Road,Andheri (E) Mumbai -- 400 059                            (Marketing)
                                    Maharashtra, India

     Ms. Sharda Crishna             Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri               Vice President
                                    Kurla Road,Andheri (E) Mumbai -- 400 059                            (Marketing)
                                    Maharashtra, India

     Mr. Kamlesh M. Dudhara         SPARC, Akota Road, Akota, Baroda-390 020                            Sr.Vice
                                    Gujarat, India                                                      President -
                                                                                                        Formulations

     Dr.T.Rajmannar                 SPARC, Akota Road, Akota, Baroda-390 020                            Sr.Vice
                                    Gujarat, India                                                      President
                                                                                                        (Organic
                                                                                                        Synthesis)

     Dr. Amarjit Singh              Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri Kurla         Exe. Vice
                                    Road,Andheri (E) Mumbai -- 400 059                                  President - R&D
                                    Maharashtra, India

     Mr.Kamlesh H Shah              Sun Pharmaceutical Industries Ltd., AcmePlaza,Andheri Kurla         Company
                                    Road,Andheri (E) Mumbai -- 400 059                                  Secretary
                                    Maharashtra, India

     Mr. Vipul Doshi                SPARC, Akota Road, Akota, Baroda-390 020                            Sr. Vice President
                                    Gujarat, India


         (d) To the best of its belief and based upon the information available to the Company, none of the entities or persons identified in this Item 2 has, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) To the best of its belief and based upon the information available to the Company, none of the entities or persons identified in this Item 2 has, during the last five years, been a party to a material civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation relating to such laws.

         (f) Sun is a corporation organized under the laws of India and each of its executive officers and directors named in this Item 2 are citizens of India.

Item 3.  Source and Amount of Funds or Other Considerations.

         Sun used the proceeds of Foreign Currency Convertible Bonds issued by Sun to exercise options to acquire the Company's common stock. The Company and Sun Global Pharma, Inc., a wholly owned subsidiary of Sun, are also subject to an agreement (the "Agreement") effective November, 2002 pursuant to which, during a 5 year period, Sun Global is required to transfer and to sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications) in exchange for 544,000 shares of Series B Convertible Preferred Stock for each product. So far, Sun Global has completed deliveries of 6 products and received 3,264,000 shares of Series B Convertible Preferred Stock pursuant to the Agreement.

         On December 1, 2004, Sun exercised options as follows:

         Options to purchase 110,000 shares of common stock at $3.50 per share Options to purchase 100,000 shares of common stock at $.88 per share Options to purchase 500,000 shares of common stock at $1.50 per share Options to purchase 666,666 shares of common stock at $2.63 per share Options to purchase 300,000 shares of common stock at $1.31 per share Options to purchase 2,400 shares of common stock at $.68 per share



         In total Sun acquired 1,679,066 shares of common stock for a total purchase price of $3,367,630.

Item 4.  Purpose of Transaction

         Sun elected to exercise its options in order to provide the Company with additional working capital. In addition, some of the options exercised by Sun were expiring on January 1, 2005.

         At this time, except as disclosed above, the Sun has no immediate plans or proposals which relate to or would result in:

         1). the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Company;

         2). an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company;

         3).  a sale or transfer of a material amount of assets of the Company;

         4). any change in the present board of directors or management of the Company, including any plans to change the number or term of directors except that the board may elect to fill an existing vacancy on the board;

         5). any material change in the present capitalization or dividend policy of the Company;

         6). any other material change in the Company's business or corporate structure;

         7). changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         8). causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

         9). the Shares becoming eligible for termination pursuant to Section 12(g)(4) of the Act; or

         10). any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer

         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 26,282,894 Shares outstanding (based on information from the Company as to the number of Shares outstanding as of December 1, 2004)

         a-b).

                  Sole Voting Power

                         16,868,680*

                  Shared Voting Power
                         0

                  Sole Dispositive Power
                         16,868,680*

                  Shared Dispositive Power
                         0

                  Aggregate Amount Beneficially Owned
                         64.18%

* Sun Pharma Global Inc., a wholly owned subsidiary of Sun also owns 3,264,000 shares of Series B. Preferred Stock which is convertible into Common Stock on a 1 for 1 basis after 3 years from the date of issue. Assuming conversion of the Preferred Stock into Common Stock and no other issuances of Common Stock by the Company, Sun owns the equivalent of 20,132,680 shares of Common Stock, approximately 68% of the outstanding Common Stock. The Series B Preferred Stock was acquired in four transactions in exchange for the delivery of new products on March 31, 2004, May 22, 2004, August 22, 2004 and August 27, 2004 at prices ranging from $5.21 to $8.57 per share.

         d). No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

         e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Company and Sun Global are subject to a Products Agreement dated November 21, 2002 pursuant to which, Sun is required to transfer and sell to the Company the technology for up to 25 generic pharmaceutical products consisting of ANDAs (abbreviated new drug applications in exchange for 544,000 Shares for each product. So far, Sun Global has delivered 6 products and received 3,264,000 shares of Common Stock.


Item 7.  Material to be Filed as Exhibits

         None


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 10, 2004



                                      Sun Pharmaceutical Industries Limited



                                      By: /s/ Dilip S. Shanghvi
                                          -----------------------------------
                                               Dilip S. Shanghvi
                                               Chairman and Managing Director